                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             Information statement pursuant to Rule 13d-1 and 13d-2
                                (Amendment No. )*

                                 SPACEHAB, Inc.
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                                (Name of issuer)


                                  Common Stock**
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                         (Title of class of securities)

                                    846243103
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                                 (CUSIP number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  We hold securities convertible into common stock.

                                  SCHEDULE 13G


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         CUSIP NO. 846243103             13G
--------------------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Pecks Management Partners, Ltd.          11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
                                    Not Applicable
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   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
---------------------- ------ --------------------------------------------------

                          5    SOLE VOTING POWER       917,425 shares

      NUMBER OF         ------ -------------------------------------------------
       SHARES
BENEFICIALLY OWNED BY     6    SHARED VOTING POWER      None
        EACH            ------ -------------------------------------------------
      REPORTING
     PERSON WITH          7    SOLE DISPOSITIVE POWER   917,425 shares
                        ------ -------------------------------------------------

                          8    SHARED DISPOSITIVE POWER   None

--------- ----------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     917,425 shares
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                  Not Applicable
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     7.6%
--------- ----------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
                                  IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                          PECKS MANAGEMENT PARTNERS LTD.
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Item 1a.             SPACEHAB, Inc.

Item 1b              1595 Spring Hill Road, Suite 360
                     Vienna, VA 22182

Item 2a              Pecks Management Partners Ltd.

Item 2b              One Rockefeller Plaza, Suite 900
                     New York, NY 10020

Item 2c              New York

Item 2d              Common Stock*

                     *  We hold securities convertible into Common Stock

Item 2e              Cusip:  846243103

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4               a          917,425 shares
                     b          7.6%
                     c   (i)    917,425
                        (ii)    None
                       (iii)    917,425
                        (iv)    None

Item 5              Inapplicable

Item 6 Shares as to which this schedule is filed are owned by ten investment advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. One such client is known to have such interest with respect to more than 5% of the class and such client is named below. None of the clients are known to have such interest with respect to more than 5% of the class.

Items 7-9           Inapplicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                                January 27, 1998

                                                /s/ Arthur W. Berry
                                                ------------------------------
                                                Arthur W. Berry
                                                Managing Director